For Release November 26, 2025 Attention: Business Editors VersaBank donates $50,0000 to The Salvation Army’s Harvest Hope campaign, helping to combat food insecurity across Canada London, ON, November 26, 2025 – VersaBank (TSX: VBNK) (Nasdaq: VBNK) today announced that it has donated $50,000 to The Salvation Army’s Harvest Hope campaign to battle food insecurity across Canada, as well as locally in London, Ontario, where VersaBank is headquartered. “The Salvation Army plays such a crucial role in the community, helping society’s most vulnerable, which unfortunately is needed even more in this sluggish economy,” says David Taylor, Founder and President of VersaBank. “The range of support they offer is quite wide ranging and impressive and makes a tremendous impact on people’s lives.” Food Banks Canada recently released a report that said food bank usage has doubled since March 2019 and is up 5.2% this year compared to 2024. The Salvation Army reports that it distributed more than 7 million pounds of food and 2.6 million shelter meals were served in Ontario alone in 2024. “Food insecurity has become an urgent crisis across Ontario and Canada, and we thank VersaBank for their support of The Salvation Army’s transformational services,” says Captain Gina Haggett, Divisional Director for Public Relations, The Salvation Army Ontario Division. “We can not provide hope to our vulnerable neighbours without the generosity of organizations, like VersaBank. In addition to children’s nutrition programs, food banks and pantries, and meals for people experiencing homelessness, The Salvation Army continues to be an innovative partner in over 400 communities across Canada.” Taylor recalls a brief period in his youth where he made use of Salvation Army services while passing through Thunder Bay. “In my youth, I stayed in similar places when I found myself on the streets, particularly in Thunder Bay. Over the years, things have worked out for me and I’m just grateful to be privileged enough to be able to give back to this crucial organization that really makes a difference in people’s lives,” says VersaBank President Taylor. “I am also here calling on other business leaders who may have some extra capacity in their budgets to please give back to your own communities and do what you can to help out those who find themselves in need today,” adds Taylor. The final few months of the year are a crucial time for fundraising for the Salvation Army.

About The Salvation Army The Salvation Army is an international Christian organization that began its work in Canada in 1882 and has grown to become one of the largest direct providers of social services in the country. The Salvation Army gives hope and support to vulnerable people in 400 communities across Canada and in more than 130 countries around the world. Its community and social service activities include: hunger relief for individuals and families through food banks and feeding programs; shelter for people experiencing homelessness and support for those needing housing; rehabilitation for those struggling with substance- use recovery; long-term care and palliative care; Christmas assistance, such as food hampers and toys; after-school programs, camps and school nutrition programs for children and youth; and life-skills classes, such as budgeting, cooking for a family, and anger management. When you give to The Salvation Army, you are investing in the future of marginalized and overlooked people in your community. About VersaBank VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minneapolis-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. ("Digital Meteor"), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary tokenized deposits. VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. For further information, please contact: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X

VersaBank President & CEO David Taylor (l) presents a $50,000 donation for The Salvation Army Harvest campaign at the Centre of Hope in London, Ont. to battle food insecurity. Accepting on behalf of The Salvation Army (l-r) are Scott Shelley, Business Director, Sarah Collins, Program Director, Nancy Kerr, Executive Director, London Community Services, Jon DeActis, Executive Director, The Centre of Hope and Marco Luciani, Legacy Giving Officer.